Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276877

PROSPECTUS SUPPLEMENT NO. 2

(TO PROSPECTUS DATED FEBRUARY 5, 2024)

This prospectus supplement updates and supplements the prospectus dated February 5, 2024 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-276877). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Current Report on Form 6-K filed with the Securities and Exchange Commission on March 7, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This Prospectus and prospectus supplement relate to the resale, from time to time, by the selling shareholders named in the Prospectus (the “Selling Shareholders”) of an aggregate of up to 45,000,000 of our Ordinary Shares, US$0.01 par value per Ordinary Share (the “Ordinary Shares”), reserved for issuance (i) upon the conversion of currently outstanding 4% discount convertible promissory notes (the “Notes”)  held by the Selling Shareholders (the “Conversion Shares”) and (ii) upon exercise of currently outstanding warrants (the “Warrants”) held by the Selling Shareholders (the “Warrant Shares”). The Notes and Warrants were issued to the Selling Shareholders on January 9, 2024 (the “Closing Date”).

We registered the resale of up to an aggregate of 45,000,000 Conversion Shares and Warrant Shares as required by the Registration Rights Agreement, dated as of July 11, 2023, as amended (the “Registration Rights Agreement”), by and among us and the Selling Shareholders.

The Conversion Shares include Ordinary Shares issuable upon conversion of $10,000,000.00 in aggregate principal amount of the Notes and in accruing interest which may be paid by the Company in Conversion Shares with the written consent of the Selling Shareholders (including Ordinary Shares reserved for potential issuance in the event of possible future default or dilution adjustments). The Notes are convertible at a conversion price of (i) $4.00 per Ordinary Share (the “Fixed Conversion Price”), or (ii) 92% of the lowest daily variable-weighted average price (the “VWAP”) per Ordinary Share during the 10 trading days preceding the conversion (the “Variable Conversion Price”). The Variable Conversion Price has a floor of $0.55 per Ordinary Share (the “Floor Conversion Price”). The Fixed Conversion Price has a one-time reset on the 6-month anniversary following the Closing Date to the lower of (x) the initial Fixed Conversion Price, (y) the initial Variable Conversion Price, or (z) 130% of the daily VWAP per Ordinary Share on the trading day prior to the reset date. The Notes provide for adjustment of the Fixed Conversion Price for, inter alia, stock dividends, stock splits, stock combinations, rights offerings, pro rata distributions of assets, reclassifications of Ordinary Shares, exchanges of Ordinary Shares or substitutions of Ordinary Shares, dilutive issuances, certain option issuances and issuances of convertible securities. At the Floor Conversion Price, the Notes are convertible into an aggregate of 19,636,364 Ordinary Shares.

The Warrant Shares include Ordinary Shares issuable upon exercise of the Warrants (including Ordinary Shares reserved for potential issuance in the event of possible future default or dilution adjustments). The Warrants are exercisable, immediately upon issuance at the option of the holders, at an exercise price per Ordinary Share equal to initial Fixed Conversion Price for the Notes ($4.00 per Ordinary Share), subject to a one-time reset on the 6-month anniversary of the Closing Date to 120% of the daily VWAP per Ordinary Share on the trading day prior to the reset date. Pursuant to the Purchase Agreement, on the Closing Date, the Selling Shareholders were issued the Initial Warrants to purchase up to an aggregate of 2,288,678 Ordinary Shares.

To the extent that Conversion Shares and/or Warrant Shares are issued by the Company under the terms of the Notes and Warrants, substantial amounts of Ordinary Shares could be issued and resold, which would cause dilution and may impact the Company’s stock price. See “Risk Factors” and “Convertible Note Financing” in the Prospectus for additional information.

We are not selling any securities under this Prospectus and will not receive any of the proceeds from the sale of our Conversion Shares or Warrant Shares by the Selling Shareholders. However, we may receive proceeds from the exercise of the Warrants, which, if exercised in full for an aggregate of 2,288,678 Ordinary Shares and for cash at the current $4.00 exercise price per Ordinary Share, would result in gross proceeds to us of approximately $9,154,712.00. There is no assurance that the Selling Shareholders will elect to exercise any of the Warrants for cash and, accordingly, no assurance that we will receive any proceeds from the exercise of the Warrants.

We will pay the expenses of registering the Conversion Shares and Warrant Shares offered by this Prospectus, but all selling and other expenses incurred by the Selling Shareholders will be paid by the Selling Shareholders. The Selling Shareholders may sell the Conversion Shares and the Warrant Shares offered by this Prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this Prospectus under “Plan of Distribution.” The prices at which the Selling Shareholders may sell the Conversion Shares or the Warrant Shares will be determined by the prevailing market price for our Ordinary Shares or in negotiated transactions.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the ticker symbol “LAES.”  The last reported sale price of our Ordinary Shares on the Nasdaq Capital Market on March 7, 2024 was $2.10 per share.

This prospectus supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 19 of the Prospectus for a discussion of information that should be considered in connection with an investment in our Ordinary Shares.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 7, 2024.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of report: For the month of March 2024

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

SEALSQ Announces Three New Appointments to its Board of Directors

SEALSQ Corp (“SEALSQ” or “Company”), announces three new appointments to its Board of Directors, consisting of two Independent Non-Executive Board Members and one Executive Board Member.

Ruma Bose was appointed as an Independent Non-Executive Board Member effective June 14, 2023, and Danil Kerimi was appointed as an Independent Non-Executive Board Member effective November 1, 2023. John O’Hara was appointed as an Executive Board Member effective February 14, 2023.

Ruma Bose was most recently Chief Growth Officer (“CGO”) at Clearco, a SoftBank-backed fintech unicorn and the world’s largest e-commerce investor (in which she was previously a longtime advisor, venture partner and early investor). Previously, Ms. Bose was Managing Partner at Humanitarian Ventures, investing in high growth technology companies and leveraging their potential for the humanitarian sector. Ms. Bose was previously on the management council of Chobani, one of the world’s largest yogurt companies, where she served as President of Chobani Ventures and the Chobani Foundation. In addition to her roles at Chobani, she was also Founding President of Tent Foundation, which she helped establish as one of the leading foundations in the humanitarian sector. Ms. Bose’s earlier leadership roles include President and co-CEO at Sprayology, a pioneering homeopathic company; President at Vincent Longo, an iconic global cosmetics brand; Director at Roseworth Capital, a private equity investor focused on consumer/brand/retail and specialized business and financial services sectors; and Cofounder and VP Market Development at Finishline, a national chemical and products services company. Ms. Bose was part of the Bose Corporation startup team sent to launch and scale operations in India. She started her career as an analyst at Scotiabank in the International Banking Group. Ms. Bose sits on the Governing Board of Directors of Calvert Impact Capital, one of the pioneers of impact investing, gender lens investing and climate impact, which in the last 25 years has deployed over $4bn in 100+ countries and on KAO Corporation’s (Tokyo Stock Exchange: 4452) ESG External Advisory Board, the largest household and personal care product manufacturer in Japan. Ms. Bose is the 2021 recipient of the prestigious Scotiabank Ethical Leadership Award which, every year recognizes one ethical leader who, through their actions and decisions, have demonstrated character, courage, and adherence to ethical principles.

Danil Kerimi is an experienced technology and public relations executive with a track record of delivering impactful projects in corporate strategy, national and corporate digital transformation, tech and economic diplomacy in developed, emerging and frontier markets. After working with the United Nations Terrorism Prevention Branch and the Organization for Security and Cooperation in Europe after 9/11, Mr. Kerimi joined the World Economic Forum (“WEF”) during the Global Financial Crisis and over the period of 12 years served on the Leadership Teams in the Centers for Global Industries, Global Technology Governance and Regional Strategies. After leaving WEF, Mr. Kerimi co-founded the Edgelands Institute (Switzerland), helped establish a national fellowship for Diversity, Equity and Inclusion (USA) and advised start-ups, corporates, municipal, regional and national governments and international organizations. He regularly contributes to the initiatives that aim to promote competitiveness, increase productivity, and modernize public services delivery. Mr. Kerimi is working on the impact of AI and cognitive/neuro tech on the future of talent with several intergovernmental, academic and industry bodies, advising them on preparing their workforce, financial services, and portfolio companies to face emerging tech risks and opportunities. He has been elected to serve on the Independent Oversight Committee of the World Intellectual Property Organization, mandated to promote internal controls, review the effectiveness and operational independence of the internal oversight function, and review and advise on the ethics function.

John O’Hara was appointed the Chief Financial Officer of SEALSQ on January 24, 2024. A qualified chartered accountant, Mr. O’Hara has many years of experience in Controllership, Financial Planning and Analysis and Finance Transformation. Mr. O’Hara previously served as the International Financial Controller of WISeKey International Holding AG. Prior to joining WISeKey in 2018, Mr. O’Hara worked for Jesuit Worldwide Learning, where he served as the Global Financial Controller. Prior to joining Jesuit Worldwide Learning, Mr. O’Hara spent three years with Deloitte LLP as the Finance Director for their Tax service line. Prior to joining Deloitte, Mr. O’Hara served as the Financial Controller for Marsh and McLennan Companies for seven years. Prior to joining Marsh and McLennan Companies, Mr. O’Hara served as the Group Accountant for Chelsea FC plc for three years. Prior to joining Chelsea FC plc, Mr. O’Hara worked for Grant Thornton LLP in the audit department for six years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2024	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer

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